UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2023

On March 14, 2024, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the fiscal year ended December 31, 2023 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts Private Equity Fund I as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund I as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	September 23, 2021

Added KB Bio Global Expansion Private Equity Fund I as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	December 24, 2021

Added KB Co-investment Private Equity Fund I as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	April 22, 2022

Added KB-Badgers Future Mobility ESG Private Equity Fund I as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	August 19, 2022

Added KB Mezzanine Capital Private Equity Fund IV as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

•	August 4, 2023

Merged KB Bank Cambodia Plc. with and into PRASAC Microfinance Institution Plc.; renamed the merged entity KB PRASAC BANK PLC. and converted it into a commercial bank.

•	October 5, 2023

Transferred KB Golden Life Care Co., Ltd. from being a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

•	October 6, 2023

Added U-KB Credit No.1 Private Equity I as a second-tier subsidiary.

•	December 13, 2023

Added Teamwink Inc. as a second-tier subsidiary.

•	December 26, 202

3Added FineKB Private Equity Fund II as a second-tier subsidiary.

1.3.	Overview of the Business Group

(As of December 31, 2023)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	PT Bank KB Bukopin Tbk.(1)	Kookmin Bank	Listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Prasac Bank Plc.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)

KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
KB-SP Private Equity Fund IV	KB Securities	Not listed
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
KB Material and Parts Private Equity Fund I	KB Securities	Not listed
U-KB Credit No.1 Private Equity I	KB Securities	Not listed
KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
KB Sonbo CNS	KB Insurance	Not listed
Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
KBFG Insurance (China) Co., Ltd.(2)	KB Insurance	Not listed (Overseas)
PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
KB Healthcare Co., Ltd.	KB Insurance	Not listed
KB Credit Information Co., Ltd.	KB Kookmin Card	Not listed
KB Daehan Specialized Bank PLC.	KB Kookmin Card	Not listed (Overseas)
PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
KB J Capital Co., Ltd(3)	KB Kookmin Card	Not listed (Overseas)
i-Finance Leasing Plc.	KB Kookmin Card	Not listed (Overseas)
KB Life Partners Co., Ltd.	KB Life Insurance	Not listed
KB Golden Life Care Co., Ltd.	KB Life Insurance	Not listed
KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
KB Co-investment Private Equity Fund I	KB Asset Management	Not listed
KB Mezzanine Capital Private Equity Fund IV	KB Asset Management	Not listed
KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
PT Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
Teamwink Inc.	KB Capital	Not listed
KoFC Value-up Private Equity Fund	KB Investment	Not listed
FineKB Private Equity Fund I	KB Investment	Not listed
KB Bio Global Expansion Private Equity Fund I	KB Investment	Not listed
KB-Badgers Future Mobility ESG Private Equity Fund I	KB Investment	Not listed
FineKB Private Equity Fund II	KB Investment	Not listed

	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)

3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT KB Valbury Capital Management	PT KB Valbury Sekuritas	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes:	(1) Renamed to PT Bank KB Bukopin, Tbk. from PT Bank Bukopin, Tbk. on February 8, 2021.

(2) Renamed to KBFG Insurance (China) Co., Ltd. from LIG Insurance (China) Co., Ltd. on April 9, 2021.

(3) Renamed to KB J Capital Co., Ltd from J Fintech Co., Ltd on February 16, 2021.

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2023)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2023)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	14,600,465	—	14,600,465	—
1. Capital Reduction	—	—	—	—
2. Cancellation	14,600,465	—	14,600,465	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2023 (C=A-B)	403,511,072	—	403,511,072	—
Treasury Shares (D)	24,847,247	—	24,847,247	—
Shares Outstanding (C-D)	378,663,825	—	378,663,825	—

Notes: (1)

The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares were disposed upon the exercise of the exchange option of the exchangeable bonds on February 14, 2024.

(2)

On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired 5,385,996 shares between February 8, 2023 and March 27, 2023 (33 business days) and cancelled all such treasury shares on April 4, 2023. The cancelled shares were within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

(3)

On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 300 billion worth of treasury shares between August 1, 2023 and July 31, 2024 and has completed such acquisition on December 5, 2023, having acquired a total of 5,584,514 treasury shares. The Company plans to cancel such treasury shares after the trust agreement expires on July 31, 2024.

(4)

On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 320 billion worth of treasury shares between February 8, 2024 and August 7, 2024, and is currently in the process of acquiring such shares. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2024.

1.4.2. Voting Rights

(As of December 31, 2023)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	403,511,072	—
	Preferred shares	—	—
Shares without voting rights	Common shares	24,847,290	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	378,663,782	—
	Preferred shares	—	—

Notes: (1)

The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares were disposed upon the exercise of the exchange option of the exchangeable bonds on February 14, 2024.

(2)

On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired its treasury shares from February 8, 2023 to March 29, 2023 and cancelled such shares on April 4, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 29, 2023.

(3)

On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 300 billion worth of treasury shares between August 1, 2023 and July 31, 2024 and has completed such acquisition on December 5, 2023, having acquired a total of 5,584,514 treasury shares. The Company plans to cancel such treasury shares after the trust agreement expires on July 31, 2024.

1.5.	Dividends

KB Financial Group aims to manage its CET1 target ratio at a minimum of around 13% (the regulatory requirement of 10.5% plus a management buffer of 250 bps), in order to meet the regulatory requirement of 10.5% even in the face of severe economic shocks and other macroeconomic variables, including fluctuations in exchange rates and interest rates.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of the financial industry, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Generally, the Group’s policy is to utilize the excess capital exceeding its target CET1 ratio of 13% to actively return value to its shareholders. Although the level of shareholder returns may vary depending on changes in the regulatory environment, volatility in the financial market, and the Group’s business objectives, the Group will strive to maximize its shareholder returns and shareholders’ value in every situation.

As a leading financial institution in Korea, KB Financial Group will strive to perform its public duties as a bank in times of need, such as stabilizing the financial system and supporting the soft landing of the economy during economic fluctuations. The Group will take into consideration the interests of various stakeholders, including shareholders, employees, consumers, and local communities, to achieve sustainable growth while also enhancing shareholder value.

Based on its solid fundamentals and the highest level of capital in the industry, the Group achieved a shareholder return rate of approximately 37%, including through share buybacks and cancellations. The Group plans to actively continue such progressive shareholder return policy.

KB Financial Group also plans to provide a stable payout to the shareholders, taking into consideration the global best practices for dividend stability by maintaining at least the previous year’s level of cash dividends while gradually expanding the dividend per share and engaging in share buybacks and cancellations. However, such plans may be modified depending on economic conditions, regulatory environment, or the Group’s business objectives.

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2023 to December 31, 2023(1)	January 1, 2022 to December 31, 2022(2)	January 1, 2021 to December 31, 2021(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		4,631,932	4,394,830	4,409,543
(Consolidated) Earnings per share (Won)		11,580	10,955	11,134
Total cash dividends		1,173,937	1,149,421	1,145,525
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		25.3	26.0	26.0
Cash dividend yield (%)	Common shares	4.9	5.8	5.2
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	3,060	2,950	2,940
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1)

Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) for the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, and a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023 paid in 2023, and an expected annual dividend amount of Won 587,006 million (Won 1,530 per common share).

(2)

Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, and a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022.

(3)	Includes a quarterly dividend amount of Won 292,226 million (Won 750 per common share) in the second quarter of fiscal year 2021.

1.6.	Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 24, 2023.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	12,141,717	11,515,325	11,229,572
Interest income	29,145,079	20,787,577	15,210,878
Interest expense	(17,003,362)	(9,272,252)	(3,981,306)
Net fee and commission income	3,673,524	3,514,902	3,625,583
Fee and commission income	5,368,074	5,125,930	5,323,606
Fee and commission expense	(1,694,550)	(1,611,028)	(1,698,023)
Insurance service result	1,422,952	1,311,091	556,711
Insurance income	10,978,808	10,072,490	16,107,858
Insurance expense	(9,555,856)	(8,761,399)	(15,551,147)
Net gains on financial assets/liabilities at fair value through profit or loss	2,163,065	(1,139,818)	995,304
Other insurance finance income (expense)	(459,135)	841,227	—
Net other operating expenses	(2,712,989)	(2,262,123)	(1,923,567)
General and administrative expenses	(6,647,406)	(6,643,654)	(7,200,853)
Operating profit before provision for credit losses	9,581,728	7,136,950	7,282,750
Provision for credit losses	(3,146,409)	(1,847,775)	(1,185,133)
Net operating profit	6,435,319	5,289,175	6,097,617

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable to the figures for the years ended December 31, 2023 and 2022.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	338,691,272	2.52	45.63	333,078,280	1.27	47.87	309,428,469	0.74	49.09
	Certificate of deposit	10,417,992	4.07	1.40	5,511,822	2.35	0.79	3,618,303	0.87	0.57
	Borrowings	33,891,286	3.27	4.57	31,064,028	1.91	4.46	24,900,706	0.96	3.95
	Call money	1,384,033	3.52	0.19	1,314,525	2.02	0.19	1,324,902	0.65	0.21
	Debentures	56,008,914	3.36	7.55	58,290,290	2.39	8.38	57,214,310	1.82	9.08
	Others	22,355,370	4.37	3.01	20,866,612	2.34	3.00	20,305,205	0.84	3.22

Subtotal		462,748,867	2.81	62.35	450,125,557	1.52	64.69	416,791,895	0.91	66.12

Foreign Currency	Deposits	36,526,597	3.88	4.92	34,076,754	2.09	4.90	26,607,162	1.70	4.22
	Borrowings	24,087,170	3.77	3.25	22,970,783	1.90	3.30	12,976,574	1.16	2.06
	Call money	2,014,719	3.19	0.27	1,572,913	1.87	0.23	995,957	0.75	0.16
	Debentures	13,607,050	3.14	1.83	11,978,139	2.09	1.72	8,544,738	1.49	1.36
	Others	1,067,253	3.51	0.14	1,685,165	1.46	0.24	2,029,862	0.82	0.32

Subtotal		77,302,789	3.69	10.41	72,283,754	2.01	10.39	51,154,293	1.47	8.12

Others	Total shareholders’ equity	95,694,663	—	12.89	67,612,953	—	9.72	46,705,724	—	7.41
	Allowances	1,061,174	—	0.14	1,128,687	—	0.16	1,040,835	—	0.17
	Others	105,428,693	—	14.21	104,628,576	—	15.04	114,646,087	—	18.18

Subtotal		202,184,530	—	27.24	173,370,216	—	24.92	162,392,646	—	25.76

Total		742,236,186	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

The figures for the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable to the figures for the years ended December 31, 2023 and 2022.

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	16,471,530	0.92	2.22	16,038,688	0.63	2.31	15,212,672	0.30	2.41
	Securities	199,538,723	2.72	26.88	166,950,909	1.17	23.99	147,320,309	1.31	23.37
	Loans	370,190,671	4.81	49.88	361,188,713	3.51	51.91	340,131,319	2.80	53.96
	Guarantee payments under payment guarantee	5,114	0.81	—	6,891	0.19	—	5,053	1.31	—
	Call loan	286,735	3.62	0.04	694,196	2.02	0.10	695,721	0.67	0.11
	Private placement corporate bonds	1,206,821	2.90	0.16	828,547	3.43	0.12	882,497	3.02	0.14
	Credit cards	22,789,066	7.93	3.07	22,069,290	6.94	3.17	19,862,308	7.09	3.15
	Others	3,415,038	17.44	0.46	4,438,987	9.45	0.64	4,193,384	6.53	0.67
	Allowance	(3,561,894)	—	(0.48)	(2,814,578)	—	(0.40)	(2,480,441)	—	(0.39)

Subtotal		610,341,804	4.23	82.23	569,401,643	2.94	81.84	525,822,822	2.51	83.42

Foreign Currency	Due from banks	9,292,372	2.28	1.25	9,239,891	0.76	1.33	6,868,969	0.38	1.09
	Securities	25,883,766	4.16	3.49	20,610,143	1.81	2.96	16,052,962	3.90	2.55
	Loans	39,403,960	6.97	5.31	37,267,941	5.32	5.36	26,409,776	5.05	4.19
	Call loan	7,399,847	4.49	1.00	8,829,592	2.12	1.27	3,275,072	0.45	0.52
	Bills bought	2,047,390	5.58	0.28	2,541,838	2.32	0.37	1,940,984	0.73	0.31
	Allowance	(1,322,830)	—	(0.18)	(1,021,192)	—	(0.15)	(978,088)	—	(0.16)
	Others	3,070,684	—	0.41	2,248,320	—	0.32	2,229,707	—	0.35

Subtotal		85,775,189	5.30	11.56	79,716,533	3.38	11.46	55,799,382	3.63	8.85

Others	Cash	1,681,170	—	0.23	1,831,093	—	0.26	1,917,967	—	0.30
	Fixed assets held for business	8,813,616	—	1.19	8,077,249	—	1.16	8,130,268	—	1.29
	Others	35,624,407	—	4.79	36,753,009	—	5.28	38,668,395	—	6.14

Subtotal		46,119,193	—	6.21	46,661,351	—	6.70	48,716,630	—	7.73

Total		742,236,186	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

The figures for the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable to the figures for the years ended December 31, 2023 and 2022.

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	53,744	48,970	45,883
Risk-weighted assets (B)	321,319	302,968	290,914
BIS ratio (A/B)	16.73%	16.16%	15.77%

Notes:	(1) Calculated in accordance with Basel III.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	39,040	36,233	35,572
Risk-weighted assets (B)	215,962	207,558	203,569
BIS ratio (A/B)	18.08%	17.46%	17.47%

Notes:	(1) Calculated in accordance with Basel III.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Net operating capital (A)	5,058	4,554	3,982
Total amount at risk (B)	2,934	2,655	2,072
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,582.09%	1,414.74%	1,422.34%
Capital surplus (A-B)	2,124	1,899	1,909

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Available capital (A)	11,658	4,608	4,349
Required capital (B)	5,396	2,684	2,424
Capital Adequacy ratio (A/B)(2)	216.04%	171.66%	179.39%

Notes:	(1)	The figures as of December 31, 2023 are preliminary.

(2)

Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system in 2023, the capital adequacy ratio as of December 31, 2023 was calculated based on the K-ICS method, whereas the figures as of December 31, 2022 and December 31, 2021 were calculated based on the RBC method.

2.3.2. Overseas Credit Ratings

(As of December 31, 2023)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)
2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/14/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/25/2021	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
9/24/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/27/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)
1/28/2022	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)
4/29/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/2/2022	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/20/2022	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
8/16/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/3/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/23/2023	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
	January 28, 2019	615
	January 20, 2020	462
Kookmin Bank	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Cash and due from financial institutions	29,836,311	32,474,750	31,009,374
Financial assets at fair value through profit or loss	77,038,267	70,092,497	66,005,815
Derivative financial assets	6,157,628	9,446,580	3,721,370
Loans measured at amortized cost	444,805,287	433,038,931	417,900,273
Financial investments	122,199,529	115,452,659	104,847,871
Investments in associates and joint ventures	722,222	682,669	448,718
Insurance assets	229,640	83,304	—
Reinsurance assets	1,655,168	1,495,966	—
Property and equipment	4,945,699	4,991,467	5,239,898
Investment property	4,109,784	3,148,340	2,514,944
Intangible assets	1,950,858	1,858,470	3,266,357
Net defined benefit assets	374,090	478,934	100,083
Current income tax assets	244,317	204,690	98,798
Deferred income tax assets	274,225	188,372	159,093
Assets held for sale	208,230	211,758	237,318
Assets of a disposal group held for sale	—	—	171,749
Other assets	20,986,897	14,815,439	28,174,173

Total assets	715,738,152	688,664,826	663,895,834

Financial liabilities at fair value through profit or loss	10,920,435	12,271,604	12,088,980
Derivative financial liabilities	6,210,639	9,509,769	3,682,258
Deposits	406,512,434	393,928,904	372,023,918
Borrowings	69,583,561	71,717,366	56,912,374
Debentures	69,176,668	68,698,203	67,430,188
Insurance contract liabilities	50,308,552	45,969,434	57,165,936
Reinsurance contract liabilities	36,030	31,728	—
Provisions	1,444,418	933,701	808,604
Net defined benefit liabilities	81,869	85,745	225,521
Current income tax liabilities	145,335	998,681	662,672
Deferred income tax liabilities	2,179,966	1,561,857	1,470,981
Other liabilities	40,264,935	28,850,033	43,130,482

Total liabilities	656,864,842	634,557,025	615,601,914

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Equity attributable to shareholders of the parent company	56,929,804	52,827,699	47,460,582
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,032,803	4,434,251	2,838,221
Capital surplus	16,647,916	16,940,731	16,940,231
Accumulated other comprehensive income (loss)	2,295,165	1,249,922	1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	—	—	7,671
Retained earnings	32,029,199	28,948,425	25,672,815
Treasury shares	(1,165,837)	(836,188)	(1,136,188)
Non-controlling interests	1,943,506	1,280,102	833,338

Total equity	58,873,310	54,107,801	48,293,920

Total liabilities and equity	715,738,152	688,664,826	663,895,834

Number of companies included as a consolidated entity	371	380	343

Notes: (1)

The consolidated financial information for the year ended December 31, 2023 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

(2)

The figures as of December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), and the figures as of December 31, 2022 have been restated retrospectively to reflect the application of K-IFRS 1117.

(3)	The figures as of December 31, 2021 are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable to the figures as of December 31 2023 and 2022.

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	12,141,717	11,515,325	11,229,572
Interest income	29,145,079	20,787,577	15,210,878
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	27,705,759	19,841,175	14,620,490
Interest income from financial instruments at fair value through profit or loss	1,415,366	929,735	590,388
Insurance finance interest income	23,954	16,667	—
Interest expense	(17,003,362)	(9,272,252)	(3,981,306)
Interest expense	(15,426,706)	(7,776,631)	(3,981,306)
Insurance finance interest expense	(1,576,656)	(1,495,621)	—
Net fee and commission income	3,673,524	3,514,902	3,625,583
Fee and commission income	5,368,074	5,125,930	5,323,606
Fee and commission expense	(1,694,550)	(1,611,028)	(1,698,023)
Insurance service result	1,422,952	1,311,091	556,711
Insurance income	10,978,808	10,072,490	16,107,858
Insurance income	10,295,693	9,550,101	16,107,858
Reinsurance income	683,115	522,389	—
Insurance expense	(9,555,856)	(8,761,399)	(15,551,147)
Insurance service expense	(8,718,748)	(7,989,645)	(15,551,147)
Reinsurance expense	(837,108)	(771,754)	—
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,163,065	(1,139,818)	995,304
Other insurance finance income (expenses) from contract held	(459,135)	841,227	—
Net other operating expenses	(2,712,989)	(2,262,123)	(1,923,567)
General and administrative expenses	(6,647,406)	(6,643,654)	(7,200,853)
Operating income before provision for credit losses	9,581,728	7,136,950	7,282,750
Provision for credit losses	(3,146,409)	(1,847,775)	(1,185,133)
Net operating income	6,435,319	5,289,175	6,097,617
Net non-operating income (expenses)	(264,870)	160,569	(16,011)
Share of profit (loss) of associates and joint ventures	33,110	(28,755)	93,526
Net other non-operating income (expenses)	(297,980)	189,324	(109,537)
Profit before income tax expense	6,170,449	5,449,744	6,081,606
Income tax expense	(1,607,018)	(1,518,343)	(1,697,225)
Profit for the period	4,563,431	3,931,401	4,384,381
Other comprehensive income for the period, net of tax	1,066,624	123,168	222,758
Items that will not be reclassified to profit or loss:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Remeasurements of net defined benefit liabilities	(72,170)	239,701	(45,510)
Share of other comprehensive income (loss) of associates and joint ventures	(2)	183	51
Gains (losses) on equity securities at fair value through other comprehensive income	69,605	(932,058)	903,398
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(52,863)	38,855	13,715
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	317	165,568	255,907
Gains (losses) on debt securities at fair value through other comprehensive income	3,304,471	(5,342,895)	(924,698)
Share of other comprehensive income (loss) of associates and joint ventures	26	(545)	498
Gains (losses) on cash flow hedging instruments	53,923	26,168	20,864
Losses on hedging instruments of net investments in foreign operations	(14,659)	(79,085)	(57,935)
Insurance finance income (expenses)	(2,222,024)	6,007,276	—
Other comprehensive losses arising from separate accounts	—	—	(63,814)
Gains on overlay adjustment	—	—	120,282
Total comprehensive income for the period	5,630,055	4,054,569	4,607,139
Profit attributable to:
Shareholders of the parent company	4,631,932	4,152,992	4,409,543
Non-controlling interests	(68,501)	(221,591)	(25,162)
Total comprehensive income for the period attributable to:
Shareholders of the parent company	5,704,929	4,262,621	4,610,549
Non-controlling interests	(74,874)	(208,052)	(3,410)
Earnings per share
Basic earnings per share (Won)	11,580	10,334	11,134
Diluted earnings per share (Won)	11,312	10,099	10,890

Notes: (1)

The consolidated financial information for the year ended December 31, 2023 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

(2)

The figures for the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), and the figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

(3)

The figures for the year ended December 31, 2021 are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable to the figures for the years ended December 31, 2023 and 2022.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Cash and due from financial institutions	256,337	351,056	608,076
Financial assets at fair value through profit or loss	1,376,423	1,522,314	440,760
Loans measured at amortized cost	608,286	522,326	249,128
Investments in subsidiaries	26,717,817	26,741,438	26,741,438
Property and equipment	3,080	3,552	4,444
Intangible assets	15,954	16,752	16,673
Net defined benefit assets	3,694	4,288	221
Deferred income tax assets	4,492	19,904	5,583
Other assets	542,815	1,272,197	805,056

Total assets	29,528,898	30,453,827	28,871,379

Borrowings	100,000	—	—
Debentures	3,871,820	4,956,949	5,552,791
Current income tax liabilities	104,299	926,573	570,519
Other liabilities	410,704	338,489	235,095

Total liabilities	4,486,823	6,222,011	6,358,405

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,032,518	4,433,981	2,837,981
Capital surplus	14,754,747	14,754,747	14,754,747
Accumulated other comprehensive loss	(6,809)	(5,847)	(8,330)
Retained earnings	4,336,898	3,794,565	3,974,206
Treasury Shares	(1,165,837)	(836,188)	(1,136,188)

Total equity	25,042,075	24,231,816	22,512,974

Total liabilities and equity	29,528,898	30,453,827	28,871,379

Note:

The separate financial information for the year ended December 31, 2023 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest expense	(64,853)	(92,951)	(111,077)
Interest income	35,127	19,402	9,392
Interest income from financial instruments at amortized cost	31,932	16,525	6,548
Interest income from financial instruments at fair value through profit or loss	3,195	2,877	2,844
Interest expense	(99,980)	(112,353)	(120,469)
Net fee and commission expense	(10,387)	(8,686)	(8,157)
Fee and commission income	2,585	3,399	975
Fee and commission expense	(12,972)	(12,085)	(9,132)
Net gains (losses) on financial assets at fair value through profit or loss	108,399	(11,794)	20,250
Net other operating income	2,192,385	1,871,224	1,620,238
General and administrative expenses	(92,603)	(89,149)	(85,417)
Operating profit before provision for credit losses	2,132,941	1,668,644	1,435,837
Provision for credit losses	(546)	(303)	(417)
Operating profit	2,132,395	1,668,341	1,435,420
Net non-operating income	4,606	908	1,165
Profit before income tax	2,137,001	1,669,249	1,436,585
Income tax income (expense)	(15,757)	15,263	2,281
Profit for the year	2,121,244	1,684,512	1,438,866
Other comprehensive income (loss) for the year, net of tax	(962)	2,483	(298)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(962)	2,483	(298)

Total comprehensive income for the year	2,120,282	1,686,995	1,438,568

Earnings per share
Basic earnings per share (Won)	5,042	3,999	3,509
Diluted earnings per share (Won)	4,929	3,912	3,436

Note:

The separate financial information for the year ended December 31, 2023 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Current assets in Won (A)	656,555	959,935	713,908
Current liabilities in Won (B)	255,693	592,727	317,184
Liquidity ratio (A/B)	256.77%	161.95%	225.08%

Notes: (1)	Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income as a percentage of average total assets (ROA)	0.65	0.57	0.69
Net income as a percentage of average shareholders’ equity (ROE)	8.36	8.17	9.80

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2023)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	1,896
KB Kookmin Card Co., Ltd.	1,284
HD Hyundai Heavy Industries Co., Ltd.	1,157
E-MART Inc.	1,145
Samsung Electronics Co., Ltd.	1,123
Samsung Heavy Industries Co., Ltd.	979
Strada Holdco L.P.	976
SK on Co., Ltd.	837
SK Inc.	828
Samsung SDI Co., Ltd.	821
SK hynix Inc.	789
Shinhan Card Co., Ltd.	784
Hyundai Samho Heavy Industries Co.,Ltd.	708
Construction Guarantee	704
GS Caltex Corporation	692
Hanwha Solutions Corporation	691
Hyundai Steel Co., Ltd.	687
HD Hyundai Oilbank Co., Ltd. Seoul Branch	646
LG Chem, Ltd.	636
Hanwha Ocean Co., Ltd.	625

Total	18,008

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2023)

(Unit: in billions of Won)
Group	Credit Extended
SK	6,086
Samsung	4,574
Hyundai Motor	4,547
LG	4,158
HD Hyundai (former Hyundai Heavy Industries)	3,540
Lotte	3,388
Hanwha	2,936
POSCO	1,766
Shinsegae	1,668
GS	1,463

Total	34,126

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2023)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	54,017	25.9
Construction	4,871	2.3
Real estate activities	52,644	25.2
Wholesale and retail trade	30,163	14.5
Accommodation and food service activities	10,730	5.1
Financial activities	8,245	4.0
Others	47,913	23.0

Total	208,584	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2023)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	243.3	112.5
Borrower B	Construction	40.1	39.3
Borrower C	Arts, sports, and leisure related services	16.4	6.9
Borrower D	Real estate activities	13.3	2.8
Borrower E	Wholesale and retail trade	13.0	11.1
Borrower F	Construction	10.0	9.8
Borrower G	Manufacturing	8.4	2.8
Borrower H	Manufacturing	8.0	5.6
Borrower I	Accommodation and food service activities	7.8	0.2
Borrower J	Real estate activities	7.4	0.4
Borrower K	Manufacturing	6.8	3.8
Borrower L	Manufacturing	6.6	1.7
Borrower M	Arts, sports, and leisure related services	6.1	0.4
Borrower N	Manufacturing	5.3	6.4
Borrower O	Manufacturing	5.1	0.3
Borrower P	Wholesale and retail trade	5.1	5.1
Borrower Q	Manufacturing	4.5	3.2
Borrower R	Membership organizations, repair and other personal services	3.8	0.6
Borrower S	Manufacturing	3.6	3.5
Borrower T	Manufacturing	3.6	2.9

-	-	418.1	219.4

3.4.	Other Financial Information

The Company’s audited consolidated and separate financial statements are available on its website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2023 was Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2023, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Non-Executive Director Nominating Committee;

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of December 31, 2023.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Kyung Ho Kim) are accounting or financial experts.

5.2.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2023.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of December 31, 2023)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	4,621	513	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2023.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2023.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2023, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of December 31, 2023)			(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	3,945	1,972	—
Non-executive Directors (excluding Audit Committee members)	3	261	87	—
Audit Committee members	4	415	103	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2023.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2023.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2023, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.	Top 5 Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2023)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation(1)
Jong Kyoo Yoon	Former Chairman & CEO	3,856

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 10,543 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 40,881 shares.

Jong Hee Yang	Chairman & CEO	1,555

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 2,512 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 4,372 shares.

-  Long-term performance-based payment (18,516 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2023 to November 20, 2026.

Dong Whan Han	Senior Executive Vice President	952

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 2,446 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 3,788 shares.

Dong Cheol Lee	Former Vice Chairman	894	- Deferred short-term performance-based payment, the amount of which corresponds to a total of 2,544 shares.

Yin Hur	Former Vice Chairman	854	- Deferred short-term performance-based payment, the amount of which corresponds to a total of 3,057 shares.

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Kyoo Yoon	Earned income	Salary	824

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 367 million.)

		Bonus	2,657

-  The bonus paid in 2023 consisted of Won 678 million in short-term performance-based compensation and Won 1,978 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 178 million paid as an upfront lump sum payment pursuant to a performance evaluation for the period prior to the end of his term of office from January 1, 2023 to November 20, 2023, Won 196 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2022, Won 98 million (1,822 shares) paid as the third installment of deferred payments pursuant to a performance evaluation for the period in 2020 prior to re-election, from January 1, 2020 to November 20, 2020, Won 12 million (224 shares) paid as the third installment of deferred payments pursuant to a performance evaluation for the period in 2020 after re-election, from November 21, 2020 to December 31, 2020, Won 94 million (1,773 shares) paid as the second installment of deferred payments pursuant to a performance evaluation for 2021, and Won 101 million (1,918 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2022.

-  The short-term performance evaluation index for 2022 and 2023 consisted of financial results (e.g., ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, RAROC/RORWA, Tier 1 ratio, CIR), as well as non-financial results (e.g., improving the core competitiveness and recovery resilience of the Group, expanding global and new businesses, innovating the financial platform, leading sustainable growth by enhancing asset quality, ESG and internal control, and cultivating an open and creative organizational structure). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

-  With respect to financial results, the Group’s net profit for 2022 was Won 4,394.8 billion, primarily due to a well-managed asset quality (e.g. comprehensive NPL ratio), and the Group’s net profit as of September 30, 2023 was Won 4,370.4 billion, primarily due to the solid growth in core earnings and enhanced cost efficiencies. Such results were considered, among others, to be major achievements that were reflected in the performance evaluation.

-  With respect to non-financial results, the major achievements considered for 2022 included (i) strengthening the competencies of the Group’s core businesses and optimizing its business portfolio, (ii) enhancing the efficiency of the Group’s business line and optimizing its costs, and (iii) strengthening the competencies and market dominance of the Group’s non-banking operations and (iv) solidifying the Group’s position as a leading financial group in ESG management, and the major achievements considered for 2023 included (i) advancing profit models of the Group’s business sectors, (ii) enhancing the performance of the Group’s non-banking operations and new challenges, (iii) expanding the scope and strengthening the competency of financial platforms, and (iv) executing ESG and accelerating its connection with the business operations.

-  The long-term performance-based compensation consisted of Won 1,472 million (27,254 shares) paid as an upfront lump sum payment pursuant to a performance evaluation for the three-year period from November 21, 2020 to November 20, 2023, and Won 506 million (9,378 shares) paid as the third installment of deferred payments pursuant to a performance evaluation for the three-year period from November 21, 2017 to November 20, 2020.

-  The long-term performance evaluation index consisted of financial results (e.g., relative total shareholder return, earnings per share, asset quality, HCROI, net profit from non-banking businesses). The amount of the long-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-200% of the base salary.

-  With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
		Stock options	—	- Not applicable

		Other earned income	—	- Not applicable

	Retirement income		375

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

Jong Hee Yang	Earned income	Salary	500

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

-  Since his appointment as the chairman and CEO, a monthly salary was paid in even installments each month in accordance with the amount of annual salary determined through a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (including allowances for business expenses of Won 88 million.)

		Bonus	950

-  The bonus paid in 2023 consisted of Won 333 million in short-term performance-based compensation and Won 617 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 234 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2022, Won 46 million (868 shares) paid as the second installment of deferred payments pursuant to a performance evaluation for 2021, and Won 54 million (1,018 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2022.

-  The short-term performance evaluation index for 2022 consisted of financial results linked to his role as a vice chairman and as the head of the Group’s digital/IT division, as well as non-financial results linked to certain management tasks. The amount of the short-term incentive payment was determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of the base salary.

-  His major achievements included his dedication to the Group’s main platform exceeding 10 million monthly active users, enhancing the Group’s Digital Transformation/IT capabilities, strengthening the IT synergies within the Group, introducing a customer segment data based marketing, and strengthening the competency of financial/non-financial platforms.

-  The long-term performance-based compensation consisted of Won 501 million (9,834 shares) paid as an upfront lump sum payment pursuant to a performance evaluation for the period from 2021 to 2022, and Won 115 million (2,185 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for the period from 2021 to 2022.

-  The long-term performance evaluation index consisted of relative total shareholder return, as well as the performance results linked to his role and duties. The amount of the long-term incentive payment was determined by a comprehensive evaluation based on his achievements of each of the indices and is within the range of 0%-100% of his base salary.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

-  With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

		Stock options	—	- Not applicable

		Other earned income	8	- Welfare benefits

	Retirement income		97

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

Dong Whan Han	Earned income	Salary	260

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

		Bonus	601

-  The bonus paid in 2023 consisted of Won 211 million in short-term performance-based compensation and Won 389 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 126 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2022, Won 42 million (801 shares) paid as the second installment of deferred payments pursuant to a performance evaluation for 2021, and Won 43 million (821 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2022.

-  The short-term performance evaluation index for 2022 consisted of non-financial results linked to his role as the head of KB Research and certain management tasks. The amount of the short-term incentive payment was determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of his base salary.

-  With respect to non-financial results, his major achievements included (i) carrying out research tasks with the goal of securing core competencies of the Group and its subsidiaries, (ii) analyzing the global financial environment and the domestic and foreign macroeconomic environment, and (iii) swiftly sharing research reports within the Group to achieve its “One-Firm KB” goal and (iv) strengthening the role of the “Knowledge Hub”.

-  The long-term performance-based compensation consisted of Won 290 million (5,681 shares) paid as an upfront lump sum payment pursuant to a performance evaluation for the period from 2021 to 2022 and Won 100 million (1,894 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for the period from 2021 to 2022.

-  The long-term performance evaluation index consisted of relative total shareholder return, as well as the performance results linked to his role and duties. The amount of the long-term incentive payment was determined by a comprehensive evaluation based on his achievements of each of the indices and is within the range of 0%-100% of his base salary.

-  With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
		Stock options	—	- Not applicable

		Other earned income	21	- Welfare benefits

	Retirement income		70

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

Dong Cheol Lee	Earned income	Salary	422

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers. (This amount includes allowances for business expenses of Won 55 million.)

		Bonus	262

-  The bonus paid in 2023 consisted of Won 262 million in short-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 194 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2022, and Won 67 million (1,271 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2022.

-  The short-term performance evaluation index for 2022 consisted of non-financial results linked his role as the vice chairman and as the head of the Group’s insurance business and global business, as well as non-financial results linked to certain management tasks. The amount of the short-term incentive payment was determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of the base salary.

-  His major achievements included his efforts in (i) strengthening the core competitiveness of the insurance business, (ii) establishing appropriate response actions to prepare for the introduction of IFRS 17, (iii) establishing a consistent and unified management system for the management of the three insurance subsidiaries of the Group, including the integration of the asset management of the insurance subsidiaries, and (iv) improving the management structure of the Group’s global business.

		Stock options	—	- Not applicable

		Other earned income	11	- Welfare benefits

	Retirement income		200

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

Yin Hur	Earned income	Salary	422

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers. (This amount includes allowances for business expenses of Won 55 million.)

		Bonus	236	- The bonus paid in 2023 consisted of Won 236 million in short-term performance-based compensation.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method

-  The short-term performance-based compensation consisted of Won 156 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2022 and Won 81 million (1,528 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2022.

-  The short-term performance evaluation index for 2022 consisted of non-financial results linked his role as the vice chairman and as the head of the Group’s Retail Customer, Wealth Management/Pension, and SME divisions as well as non-financial results linked to certain management tasks. The amount of the short-term incentive payment was determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of the base salary.

-  His major achievements included his efforts in (i) increasing the number of the Group’s customers, (ii) expanding the Group’s integrated marketing model, (iii) securing competitive advantages in the pension business by implementing preemptive measures against institutional changes, and (iv) diversifying product distribution channels and elaboration of marketing targets for the SME business.

	Stock options	—	- Not applicable

	Other earned income	11	- Welfare benefits

	Retirement income	185

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income	—	- Not applicable

5.5.	Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2023 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) KB Life Insurance Co., Ltd. (100.00%)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Real Estate Trust Co., Ltd. (100.00%)

9) KB Savings Bank Co., Ltd. (100.00%)

10) KB Investment Co., Ltd. (100.00%)

11) KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2023, and March 14, 2024, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 12, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	914	November 20, 2026

6.2.	Non-standing Directors

As of December 31, 2023, and March 14, 2024, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 12, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 22, 2024

Note:	(1) The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2023, which is expected be held in March 2024.

6.3.	Non-executive Directors

As of December 31, 2023, and March 14, 2024, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 12, 2024 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Kyung Ho Kim	December 1954	Non-executive Director	—	March 23, 2024
Seon-joo Kwon	November 1956	Non-executive Director	—	March 23, 2024
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 23, 2024
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 24, 2024
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

Appointment of Directors to be proposed at the annual general meeting of shareholders

The following is a list of the non-standing director and non-executive director candidates, as of March 14, 2024, to be proposed to shareholders at the annual general meeting of shareholders for fiscal year 2023. If such proposal is rejected at the upcoming annual general meeting of shareholders, KB Financial Group will disclose such matter through a separate amendment filing. For more information regarding the annual general meeting of shareholders and agenda items, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 6, 2024.

Name	Date of Birth	Nominated Position	Expected Date of Appointment
Jae Keun Lee (Re-appointment)	May 1966	Non-standing Director	March 22, 2024
Seon-joo Kwon (Re-appointment)	November 1956	Audit Committee Member and Non-executive Director	March 22, 2024
Gyutaeg Oh (Re-appointment)	February 1959	Audit Committee Member and Non-executive Director	March 22, 2024
Jaehong Choi (Re-appointment)	August 1962	Non-executive Director	March 22, 2024
Myong-Hwal Lee (New appointment)	May 1964	Non-executive Director	March 22, 2024

6.4.	Senior Management

Members of our senior management as of March 14, 2024 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension / Small & Medium Enterprise Business Units	914	November 20, 2026
Seung Jong Lee	January 1966	Senior Executive Vice President and Chief Strategy Officer	1,198	December 31, 2024
Jae Kwan Kim	July 1968	Senior Executive Vice President and Chief Finance Officer	4,807	December 31, 2024
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	504	December 31, 2024
Scott Y.H. Seo	March 1966	Senior Executive Vice President and Chief Business Officer of Global	2,000	December 31, 2024
Young Suh Cho	February 1971	Senior Executive Vice President, Chief Digital Officer and Chief IT Officer	1,000	December 31, 2024
Dae Hwan Lim	November 1965	Senior Executive Vice President and Chief Compliance Officer	1,715	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	2,103	December 31, 2024
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	784	December 31, 2024
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	1,244	December 31, 2024
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	1,213	December 31, 2024
Sang Rock Na	August 1972	Managing Director and General Manager of the Financial Planning Department	743	December 31, 2025

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	1,272	December 31, 2025
Ki Won Seo	November 1972	Managing Director and General Manager of the Office of Board of Directors	665	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	1,680	December 31, 2024
Jin Ho Jeong	October 1967	Head of the DT Division	2,138	December 31, 2024
Chang Hwa Yook	December 1967	Head of the AI Division	657	December 31, 2024
Sang Won Oh	December 1967	Head of the IT Division	676	December 31, 2024
Yoon Ha	March 1971	Head of the Customer Experience Design Center	—	December 31, 2024
Soon Young Oh	August 1977	Head of the Financial AI Center	—	December 31, 2024
Ki Eun Park	September 1970	Head of the Group Architecture Center	261	December 31, 2024
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	281	December 31, 2024
Chan Yong Park	September 1965	Head of the Planning & Coordination Department	1,134	December 31, 2024

Note:

(1)   The numbers of common shares owned are as of March 12, 2023 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 14, 2024, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Keoung Nam Kim	Kookmin Bank	Managing Director, ESG Division	January 2024
Jin Young Park	Kookmin Bank	Managing Director, Brand & PR Group	January 2024
Jin Ho Jeong	Kookmin Bank	Senior Executive Vice President, DT Initiative Division	January 2024
Chang Hwa Yook	Kookmin Bank	Senior Executive Vice President, AI/Data Innovation Division	January 2024
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Yoon Ha	Kookmin Bank	Head of the Customer Experience Design Center	January 2022
Soon Young Oh	Kookmin Bank	Managing Director, Financial AI Center	June 2022
Ki Eun Park	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Chan Yong Park	Kookmin Bank	Senior Executive Vice President; Planning & Coordination Department	January 2024
Scott Y.H. Seo	KB Insurance	Non-standing Director	February 2022
	KB Kookmin Card	Non-standing Director	March 2022
Sang Rock Na	KB Capital	Non-standing Director	March 2021
	KB Investment	Non-standing Director	August 2020

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2023.

			(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)	Total Amount of Compensation(3)	Average Compensation per Person(4)
152	4 years and 6 months (16 years and 2 months)	29,415	191

Notes: (1)	Includes all employees as of December 31, 2023, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2023 to December 31, 2023.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2023 to December 31, 2023, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2023.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
10	7,312	590

Note: (1)	Excludes 22 executive officers who served primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2023, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	33,473,917	8.30
JP Morgan Chase Bank, N.A.(2)	24,923,235	6.18
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes: (1)	Based on 403,511,072 shares of our common stock issued as of December 31, 2023.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.

(2)	Total number of shares of common stock issued as of the following dates:

      From October 19, 2016 to December 12, 2019: 418,111,537

      From December 12, 2019 to February 14, 2022: 415,807,920

      From February 14, 2022 to August 1, 2022: 412,352,494

      From August 1, 2022 to April 4, 2023: 408,897,068

      After April 4, 2023: 403,511,072

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.

(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of December 31, 2023)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	69,851
Kookmin Bank	7,909,603
KB Securities Co., Ltd.	66,546
KB Insurance Co., Ltd.	670,785
KB Kookmin Card Co., Ltd.	585,969
KB Life Insurance Co., Ltd.	25,181
KB Asset Management Co., Ltd.	17,177
KB Capital Co., Ltd.	113,971
KB Real Estate Trust Co., Ltd.	24,606
KB Savings Bank Co., Ltd.	12,076
KB Investment Co., Ltd.	2,950
KB Data Systems Co., Ltd.	54,099
KB Credit Information Co., Ltd.	14,883
Others(1)	16,616

Total	9,584,313

Note:	(1)	Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of December 31, 2023)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	530,012,853	3,261,499
KB Securities Co., Ltd.	298,620,424	100	3,342,391	61,266,990	389,618
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	37,729,688	752,901
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	29,365,575	351,133
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	16,201,518	100	2,795,368	31,953,218	82,233
KB Asset Management Co., Ltd.	7,667,550	100	96,312	377,919	61,525
KB Capital Co., Ltd.	32,175,147	100	873,811	16,560,800	186,505
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	859,408	(84,073)
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,661,999	(90,568)
KB Investment Co., Ltd.	22,525,328	100	154,910	1,544,836	9,187
KB Data Systems Co., Ltd.	800,000	100	6,334	61,509	125

Total	—	—	26,717,818	—	—

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:  (1)  The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1)  The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital

Note:  (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.654%	July 12, 2024

Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.654%	July 12, 2024

Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.630%	March 8, 2024

Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.630%	March 8, 2024

Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.654%	July 12, 2024

Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.685%	December 19, 2024

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.654%	July 12, 2024

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.654%	July 12, 2024

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.470%	November 24, 2024

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	50	50	July 25, 2023	4.275%	July 24, 2024

Note: (1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 14, 2024	By: /s/ Jae Kwan Kim

(Signature)

	Name:	Jae Kwan Kim

	Title:	Senior Executive Vice President and Chief Finance Officer